Item 6.   SELECTED FINANCIAL DATA

       ($Thousands, except per share amounts)

                             1997       1996       1995       1994       1993

Revenues                   $  915    $   915    $   918    $   917    $   917
Income available for
distribution                  835        822        828        831        833
Net income                    835        822        828        831        833
Total assets                9,189      9,170      9,174      9,185      9,183
Per share amounts:
  Net income                  .55        .54        .55        .55        .55
  Income available for
    distribution              .55        .54        .55        .55        .55
  Cash dividend               .54        .55        .55        .55        .55

Item 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS

       All of the Registrant's railroad properties are leased to Norfolk and Western Railway Company ("N&W") for 99 years, with unlimited renewals on the same terms. Cash rental is a fixed amount of $915,000 per year, with no provision for change. This cash rental, and small amounts of interest income, are the only source of funds. Although the lease provides for additional rentals to be recorded, these amounts do not increase cash flow as they are charged to N&W's settlement account with no requirement for payment.

       Revenues were the same in 1997 as in 1996, and income available for distribution was higher in 1997 than in 1996.

       Registrant's only cash outlays, other than dividend payments, are for general and administrative expenses, which were slightly lower in 1997 than in 1996. The leased properties are maintained entirely at N&W's expense.

       Since cash revenue is fixed in amount and outlays for expenses are relatively modest, inflation has had no material impact on Registrant's reported net income.